Exhibit (a)(2)(I)

Goldcorp CEO between nugget and a hard place
National Post

Thursday, January 13, 2005
Page: FP3
By: Drew Hasselback, dhasselback@nationalpost.com

Robert McEwen, founder and chief executive of Goldcorp Inc., is fighting a battle on two fronts. He is trying to convince shareholders to support a friendly merger with Wheaton River Minerals Ltd., which was announced on Dec. 6. Mr. McEwen is meanwhile fending off a hostile offer from Nevada-based Glamis Gold Ltd., which came on Dec. 16. The bid emerged after a year’s worth of friendly talks between the two companies. Goldcorp’s board rejected a friendly merger with Glamis in a split vote on Nov. 22. The board remains divided. A circular reveals three Goldcorp directors abstained from a vote on whether to recommend the Wheaton vote to shareholders. Goldcorp investors vote on the Wheaton River deal on Jan. 31. Mr. McEwen has just over two weeks to convince his shareholders to support the Wheaton plan and reject the Glamis offer.

Q. Three Goldcorp directors abstained from the votes on Wheaton. They didn’t formally dissent, but they abstained.

A. They abstained from a vote. On Dec. 22, the board unanimously approved the making of a bid for Wheaton River. And then on Dec. 31. three directors abstained from a vote on the making of a recommendation.

Q. Doesn’t that seem a bit contradictory?

A. It appears that way. Most companies are not that fulsome in their disclosure of what’s happening within the board. I think that what we’ve done is show that we truly have a very independent board. It’s a peculiar situation, but they chose to do that. Each director has his own prerogative.

Q. Have you got any commitments from any of your large shareholders on how they’re going to vote on Wheaton?

A. All of the large shareholders say they are looking at it and watching. They tend to vote at the last moment. They leave all their options open like any good advisor does.

Q. Do you have any concerns over the price ratio with Wheaton? Are you confident it’s the right price?

A. This is the best deal to do. I like buying value. Wheaton was sitting there, unrecognized, with huge cash flow. To me, mining is all about making money on the least investment in the shortest period of time. Everybody else has gone out and said, “We like to have big production.” But where are their earnings? The classic mistake in mining is growth without earnings. If you look at the majors, Newmont, Barrick and Placer, and you go back to 1996, they were trading at higher prices than today, and they were producing a lot less gold — even though gold is US$50 an ounce higher today.

Q. So you don’t think Glamis delivers value.

A. I’m the third-largest shareholder of Goldcorp. There’s over $110-million of my money in Goldcorp. My interest is to see it grow. I’ve had the advantage of looking at this deal with Glamis from a number of perspectives for a far longer period than any of our other shareholders. Three times I’ve come to the same conclusion: Glamis is not the right deal for Goldcorp. It does not maximize value. I’m willing to stay and see Goldcorp-Wheaton grow, but I am not prepared to stick around if there’s a Goldcorp-Glamis. I will be the first person out of the door if the Glamis deal goes through.

Material reprinted with the express permission of: “National Post Company”, a CanWest Partnership.

Q. In terms of value, isn’t the Glamis offer still worth a little more than the Wheaton offer?

A. Nominally. Their circular just came out so we’ve just had a chance to look at it. And it’s rather shocking. I have always prided myself in having a company that has high margins, that generates lots of earnings, and that looks at return on invested capital. The Glamis circular has pro forma statements for the first nine months of 2004. Look at what the earnings per share are. We earned US19 cents. Pro forma, with Glamis, we would have only earned US5 cents. In a combined company, we would lose 74% of our earnings on that nine-month period. For the Glamis shareholder, this isn’t a good deal on an earnings basis, either. Their earnings would go from US11 cents to US5 cents.

Q. You did the Wheaton deal pretty fast. If you compare the Glamis situation to Wheaton, it becomes a question of months versus weeks. Are you worried you might be rushing into the Wheaton situation?

A. No, not at all. We’ve been looking at opportunities in the market for many years. We’ve been sitting on a lot of cash, waiting for the right opportunity. I’m very price sensitive. I’m a value investor and I don’t want to jump at the first company that goes by. The mantra of the street is bigger is better. To me, it’s not better if the earnings aren’t higher. On a pro forma basis with Wheaton, we would have earned US32 cents a share in the first nine months of 2004. That’s six times more than what a Goldcorp-Glamis combination would have produced in the same period. There’s no question. This is an easy one to figure out.

Q. Your company has been so focused on gold. Yet Wheaton River, by nature of its asset base, has a lot of exposure to copper. Have you been getting any feedback from your shareholders questioning the acquisition of a company that has so much exposure to base metals?

A. There’s been discussion of it. Look at Newmont, Placer Dome, Agnico-Eagle. They all produce copper. Some produce other metals in addition to gold. The multiples on a Newmont or a Placer are gold multiples. They haven’t suffered because of their copper exposure. By combining Goldcorp and Wheaton, we significantly dilute the copper component of the total revenue. The copper actually adds a very interesting optionality to the earnings stream.

Q. According to the Glamis circular, you proposed a one-to-one share swap before talks ended without a deal. If Glamis had agreed to that, would you have gone ahead with a Glamis merger? Would that have been your price?

A. I first spoke to Kevin McArthur, CEO of Glamis, back in November, 2003. I called him because I had heard that he was interested in stepping down, and that they might want to do a deal. I approached them to explore the possibility of a merger on the basis of one-for-one. That was how we started. Our guys went out and looked at it. They came back and said they liked the production and the exploration. When I asked what the financials looked like, our guys said “Lousy.” I don’t like a situation where I’m at odds with my management, so I hired a third party investment banker to look at Glamis and four other alternatives. The banker came back and said Glamis was the least attractive option of the five they looked at. The board agreed with the third party analysis. It wasn’t a good deal. Glamis again approached us last summer, this time with them acquiring us. They came up with another number, and I said it wasn’t attractive. This latest (tender) offer is the same one the board rejected (in November). We’re still in the same boat. What’s the change? No change.

Q. What would you say to those opposed to the Wheaton proposal?

A. I’ve had to go contrary-to-trend pretty much all my life in the mining industry. Each time I’ve done it, I’ve won. I fought a union for almost four years and ended up union free. I was for continuing to explore Red Lake when everybody else said it was going to close. I was for using the Internet when everybody said it was a childish idea. I even said the price of gold would last year be between US$370 and US$450. Where did it go? It went down to US$372 and up to US$455.

In my judgment and my opinion, the Wheaton transaction is the right deal to do. It builds on our strengths. It’s high margin, low-cost gold production, it adds another world class mine, and has very entrepreneurial management.

Material reprinted with the express permission of: “National Post Company”, a CanWest Partnership.